Exhibit 2.1 EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 14, 2010

among

SHISEIDO COMPANY, LIMITED,

BLUSH ACQUISITION CORPORATION

and

BARE ESCENTUALS, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 14, 2010 (this “Agreement”), is among Shiseido Company, Limited, a Japanese corporation (“Parent”), Blush Acquisition Corporation, a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and Bare Escentuals, Inc., a Delaware corporation (the “Company”). Certain terms used in this Agreement are used as defined in Section 9.12.

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective shareholders and stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that Merger Sub shall make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (“Shares”) for $18.20 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”), net to the seller in cash, upon the terms and subject to the conditions of this Agreement and the Offer;

WHEREAS, also in furtherance of such acquisition, the parties intend that, following the consummation of the Offer and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company, with the Company surviving that merger (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) resolved by unanimous vote of those voting to recommend that holders of Shares tender their Shares pursuant to the Offer and, if required by applicable law, adopt this Agreement, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Parent and Merger Sub have entered into a Stockholder Support Agreement with Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership, Berkshire Investors LLC and Berkshire Partners LLC concerning their Shares (the “Stockholder Support Agreement”);

WHEREAS, the Company has entered into new Employment Agreements with each of Leslie Blodgett and Myles McCormick (the “New Employment Agreements”), which will become effective immediately upon Merger Sub’s purchase of Shares pursuant to the Offer;

WHEREAS, Parent and Leslie Blodgett have entered into a Contribution Agreement (the “LB Contribution Agreement”) pursuant to which, immediately following the acceptance of Shares for payment pursuant to the Offer, Leslie Blodgett will contribute the Shares owned by her to a wholly-owned indirect subsidiary of Parent in exchange for (i) cash in the Per Share Amount for a portion of her Shares and (ii) an indirect interest in the Company for the remainder of her Shares; and

WHEREAS, the Company and Leslie Blodgett have entered into an Amended and Restated Name and Likeness License Agreement (the “License Agreement” and, together with the Stockholder Support Agreement, the New Employment Agreements and the LB Contribution Agreement, the “Ancillary Agreements”), which will become effective immediately upon Merger Sub’s purchase of Shares pursuant to the Offer;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

THE OFFER

Section 1.1. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1 and that none of the events set forth in clauses (a) through (i) of Annex A hereto shall have occurred or be continuing, Merger Sub shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer as promptly as reasonably practicable after the date hereof, but in no event later than ten business days after the date of this Agreement. The obligation of Merger Sub to accept for payment Shares tendered pursuant to the Offer shall be subject only to (i) the condition (the “Minimum Condition”) that at least the number of Shares that shall constitute a majority of the then outstanding Shares on a Fully Diluted Basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction of each of the other conditions set forth in Annex A hereto. Merger Sub expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, (y) the Minimum Condition may not be waived and (z) no change may be made that (A) decreases the price per Share payable in the Offer, (B) changes the form of consideration payable in the Offer, (C) reduces the maximum number of Shares to be purchased in the Offer, (D) amends any term of the Offer in any manner adverse to holders of the Shares, (E) imposes conditions to the Offer not set forth in Annex A hereto or amends any of the conditions to the Offer set forth in Annex A hereto in any manner adverse to any holder of Shares or (F) except as otherwise provided in this Section 1.1(a), extends the term of the Offer. Notwithstanding the foregoing, Merger Sub may (i) extend the Offer for one or more periods of not more than 10 business days each beyond the scheduled expiration date, which initially shall be 30 business days following the commencement of the Offer (the “Initial Expiration Date”), if, at the Initial Expiration Date or any subsequent scheduled expiration of the Offer, any of the conditions to

Merger Sub’s obligation to accept for payment Shares shall not be satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”), or the staff thereof, applicable to the Offer. The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Merger Sub shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Merger Sub expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable Laws. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act. Merger Sub may extend the Offer after the acceptance of Shares thereunder for a further period of time by means of a subsequent offering period under Rule 14d-11 promulgated under the Exchange Act to meet the objective that there be validly tendered, in accordance with the terms of the Offer, prior to the expiration of the Offer (as so extended), and not withdrawn, a number of Shares which, together with Shares then owned by Parent and Merger Sub, represents at least 90% of the then outstanding Shares on a Fully Diluted Basis. If the payment equal to the Per Share Amount is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Per Share Amount to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Merger Sub that such taxes either have been paid or are not applicable. The Company agrees that no Shares held by the Company or any of its Subsidiaries shall be tendered in the Offer.

(b) As promptly as reasonably practicable on the date of commencement of the Offer, Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Each of Parent and Merger Sub shall take all actions necessary to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by applicable U.S. federal securities Laws. Each of Parent, Merger Sub and the Company agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws. Parent and Merger Sub shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of Shares. Parent and Merger Sub shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any oral comments that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, shall consult with the Company and its counsel prior to responding to any such comments, and shall provide the Company and its counsel with a copy of any written responses thereto and telephonic notification of any oral responses thereto by Parent, Merger Sub or their counsel. Parent and Merger Sub agree to use their reasonable best efforts to respond promptly to the SEC or its staff with respect any comments received from them relating to the Offer Documents.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any and all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d) Upon the expiration of the Offer, subject to the terms and conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, as promptly as practicable, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Section 1.2. Company Action.

(a) The Company hereby approves of and consents to the Offer and represents that the Board of Directors of the Company, at a meeting duly called and held on January 14, 2010, has, by unanimous vote of those voting, (i) determined that this Agreement and the transactions contemplated by this Agreement, including each of the Offer and the Merger (collectively, the “Transactions”), are in the best interests of the holders of Shares, (ii) approved, adopted and declared advisable this Agreement and the Transactions (such approval and adoption having been made in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), including, without limitation, Section 203 thereof) and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and adopt this Agreement and the Transactions. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors of the Company described in this Section 1.2(a) (the “Company Board Recommendation”), and the Company shall not withdraw or modify such recommendation in any manner adverse to Merger Sub or Parent except as set forth in Section 6.5(c). The Company has been advised by its directors and executive officers other than Leslie Blodgett, whose Shares are subject to the LB Contribution Agreement, that they intend to tender all outstanding Shares owned by them to Merger Sub pursuant to the Offer other than Shares (y) held by any such executive officer or director who has purchased or sold any Shares, or exercised any Option or Company Award, during the six-month period preceding the date hereof or (z) acquired by any such executive officer or director more than ten months, but less than twelve months, prior to the date of this Agreement.

(b) As promptly as reasonably practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing the Fairness Opinion (as defined below), subject to consent to such inclusion by Goldman, Sachs & Co., and, except as provided in Section 6.5(c), the Company Board Recommendation, and shall take all steps necessary to disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable U.S. federal securities Laws. Each of Parent and Merger Sub shall, and Parent shall cause its Affiliates to, promptly furnish to the Company all information concerning Parent, Merger Sub and Parent’s Affiliates that may be required by applicable Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub agrees to correct promptly any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to such document being filed with the SEC or disseminated to holders of Shares. The Company shall provide Parent and its counsel with a copy of any written comments or telephonic notification of any oral comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, shall consult with Parent and its counsel prior to responding to any such comments, and shall provide Parent and its counsel with a copy of any written responses thereto and telephonic notification of any oral responses thereto of the Company or its counsel.

(c) In connection with the Offer and the Merger, the Company shall promptly furnish Parent and Merger Sub with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files in the Company’s possession or control containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall promptly furnish Parent and Merger Sub with such additional information in the Company’s possession or control, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Shares, as Parent or Merger Sub may reasonably request for the purpose of communicating the Offer to the record and beneficial owners of the Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Merger Sub shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions, and, if this Agreement shall be terminated in accordance with Section 8.1, shall deliver to the Company all copies of such information then in their possession.

Section 1.3. Top Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top Up Option”), exercisable upon the terms and conditions set forth in this Section 1.3, to purchase, for consideration per Top Up Option Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Merger Sub immediately following the consummation of the Offer and the contribution of Shares pursuant to the LB Contribution Agreement, shall constitute one share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top Up Option Shares) and (ii) the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which (A) are not issued and outstanding, (B) are not reserved for issuance pursuant to the Company Stock Plans and (C) are issuable without the approval of the Company’s stockholders.

(b) In the event that Merger Sub wishes to exercise the Top Up Option, Parent shall give the Company three business days’ prior written notice specifying the number of Shares that are owned by Parent and Merger Sub immediately following consummation of the Offer and the contribution of Shares pursuant to the LB Contribution Agreement and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying the number of Top Up Option Shares. At the closing of the purchase of the Top Up Option Shares, Parent or Merger Sub shall pay to the Company an amount equal to the product of (i) the number of Shares purchased pursuant to the Top Up Option, multiplied by (ii) the Per Share Amount, which amount shall be paid in cash (by wire transfer or cashier’s check) or, at the election of Parent or Merger Sub, by delivery of a promissory note having full recourse to Parent in the aggregate principal amount equal to the aggregate purchase price for such Top Up Option Shares.

(c) Parent and Merger Sub acknowledge that the Top Up Option Shares that Merger Sub may acquire upon exercise of the Top Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or will be upon the purchase of the Top Up Option Shares, an “Accredited Investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top Up Option and the Top Up Option Shares to be acquired upon exercise of the Top Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

ARTICLE II.

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York, at 10:00 a.m. (local time) as promptly as practicable following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place as is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).

Section 2.4. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5. Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation and by-laws of Merger Sub, in the forms attached hereto as Annex B and Annex C, respectively (except that Article I of the certificate of incorporation shall read as follows: “The name of the corporation is Bare Escentuals, Inc.”), and as amended shall be the certificate of incorporation and by-laws of Surviving Corporation until thereafter amended, subject to Section 6.11, as provided therein or by applicable Law.

Section 2.6. Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of (i) the Company to resign as directors of the Company immediately prior to Effective Time, conditioned upon the effectiveness of the Merger, and (ii) Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III.

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS

Section 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any Shares that are owned by the Company as treasury stock, and any Shares owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares. Each issued and outstanding Share (other than Shares to be canceled in accordance with Section 3.1(b) and Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive the Per Share Amount. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such Shares (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Per Share Amount to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 3.2(b), without interest.

Section 3.2. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent, at Parent’s sole expense, for the holders of Shares in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of Shares, the aggregate Per Share Amount (the “Merger Consideration”) to which holders of Shares shall become entitled pursuant to Section 3.1(c). Parent shall deposit the Merger Consideration with the Paying Agent at or prior to the Effective Time. The Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing. Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this paragraph.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than two business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of any Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Amount, without interest, for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (y) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (z) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The applicable Merger Consideration paid in respect of Shares upon the surrender for exchange of Certificates in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article III.

(e) Termination of Fund. At any time after the date which falls 180 days after of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Tax authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.3. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Amount (the “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Amount for each such Share, in accordance with Section 3.1, without any interest thereon. The Company shall give Parent (a) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior consent of Parent, offer to make or make any payment with respect to any demands for appraisal, or offer to settle any such demands.

Section 3.4. Treatment of Company Stock Plans.

(a) Each stock option granted by the Company that is outstanding and unexercised immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire Shares (each, an “Option”) shall at the Effective Time vest in full and be cancelled, terminated and converted at the Effective Time into the right to receive an amount in cash equal to the Option Consideration for each Share then subject to the Option. The Option Consideration shall be paid by the Surviving Corporation as soon as practicable following the Effective Time, but in no event later than the first payroll cycle of the Surviving Corporation which follows the Effective Time, unless such payroll cycle occurs within three (3) business days after the Effective Time, in which case the Surviving Corporation shall pay the Option Consideration as soon as practicable following the Effective Time, but in no event later than the second payroll cycle of the Surviving Corporation following the Effective Time. For purposes of this Agreement, “Option Consideration” means, with respect to any Share issuable under a particular Option, an amount equal to the excess, if any, of (i) the Per Share Amount over (ii) the exercise price payable in respect of such Share issuable under such Option.

(b) Each Share that is then subject to a risk of forfeiture (each, a “Restricted Share”) and outstanding immediately prior to the Effective Time shall, at the Effective Time, vest in full and shall be converted at the Effective Time into the right to receive the Per Share Amount without interest from the Surviving Corporation as soon as practicable following the Effective Time, but in no event later than the first payroll cycle of the Surviving Corporation which follows the Effective Time, unless such payroll cycle occurs within three (3) business days after the Effective Time, in which case the Surviving Corporation shall pay the Per Share Amount as soon as practicable following the Effective Time, but in no event later than the second payroll cycle of the Surviving Corporation following the Effective Time.

(c) At the Effective Time, each right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, other than Options and Restricted Shares (the “Company Awards”), shall vest in full and be converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company Award immediately prior to the Effective Time (and, to the extent applicable, assuming target levels of achievement under the respective award agreement and the Company Stock Plan) times (ii) the Per Share Amount (or, if the Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the amount, if any, by which the Per Share Amount exceeds such reference price) (the “Award Consideration”). The Award Consideration shall be paid by the Surviving Corporation as soon as practicable following the Effective Time, but in no event later than the first payroll cycle of the Surviving Corporation which follows the Effective Time, unless such payroll cycle occurs within three (3) business days after the Effective Time, in which case the Surviving Corporation shall pay the Award Consideration as soon as practicable following the Effective Time, but in no event later than the second payroll cycle of the Surviving Corporation following the Effective Time.

(d) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 3.4 to any holder of Options, Restricted Shares and Company Awards such amount as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, or local Tax Law, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of such Options, Restricted Shares or Company Awards, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation.

Section 3.5. Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of Shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of Shares or similar transaction, the Per Share Amount shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of Shares or similar transaction.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except (a) as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), (b) as disclosed in (or incorporated by reference in ) the Company SEC Documents (as hereinafter defined) (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward looking statements” disclaimer or any other forward looking statements of risk that do not contain a reasonable level of detail about the risks of which the statements warn) filed with the SEC during the period beginning on (and including) February 26, 2009 through and including January 12, 2010 (it being understood that any matter disclosed in the Company Disclosure Schedule or in (or incorporated by reference in) such Company SEC Documents shall be deemed disclosed with respect to any section of this Article IV to which the matter relates to the extent the relevance to each such section is reasonably apparent) and (c) with respect to the Ancillary Agreements and the actions contemplated thereby:

Section 4.1. Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as presently conducted. The Company is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company. For purposes of this Agreement, “Material Adverse Effect” shall mean any change, event, circumstance or occurrence that (a) is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (b) would prevent or materially delay consummation of the Transactions by the Company or otherwise prevent or materially delay the Company from performing its obligations under this Agreement; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or may, would or could occur:

(i) any change, event, circumstance or occurrence generally affecting (A) the prestige cosmetics industry, (B) direct and wholesale retail channels through which the Company’s goods are distributed or (C) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; or

(ii) any change, event, circumstance or occurrence arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in applicable regulations of any Governmental Authority, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or changes or prospective changes in general legal, regulatory or political conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries as contemplated or permitted by this Agreement or with Parent’s consent, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited under this Agreement, (F) any change in the Company’s credit ratings, (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates or (H) any decline in the market price, or change in trading volume, of the capital stock of the Company;

provided, further, however, that any change, event, circumstance or occurrence set forth in clause (i)(A) above may be taken into account in determining whether there has been or is a Material Adverse Effect to the extent (and only to the extent) such change, event, circumstance or occurrence have a materially disproportionate adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate; provided, further, however, that the exceptions in clauses (ii) (F) or (H) above shall not prevent or otherwise affect a determination that the underlying cause of any decline, change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) and clauses (ii)(A) through (D), (G) or (H)) is a Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of (i) the certificate of incorporation and by-laws of the Company, as amended to the date of this Agreement (the “Company Charter Documents”) and (ii) the certificate of incorporation and by-laws or equivalent organizational documents, as amended to the date of this Agreement, of each material Subsidiary of the Company.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on January 13, 2010, (i) 92,048,851 Shares were issued and outstanding, (ii) 112,500 Shares were held by the Company in its treasury, (iii) 4,873,455 Shares were reserved for issuance pursuant to outstanding Options under the Company Stock Plans, (iv) 41,646 restricted stock units (“RSUs”) were credited to participants under their accounts under the Company Stock Plans, (v) 75,301 Restricted Shares were outstanding and (vi) no shares of Company Preferred Stock were issued or outstanding.

(b) Except as set forth in this Section 4.2, as of January 13, 2010, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person. No direct or indirect Subsidiary of the Company owns any Shares. All outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since September 27, 2009, the Company has not issued any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, other than or pursuant to Options, Restricted Shares or RSUs, referred to above, that are outstanding as of the date of this Agreement or are hereafter issued without violation of Section 6.4 hereof.

(c) All outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities laws. Section 4.2(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company and the ownership percentage of each such Subsidiary owned by the Company and/or any of its Subsidiaries. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, sale or voting of any shares of capital stock or other ownership interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

Section 4.3. Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to obtaining the Company Stockholder Approval, if required, in respect of the Offer and the Merger, to perform its obligations hereunder and to consummate the Transactions and the transactions contemplated by such Ancillary Agreements. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the transactions contemplated by such Ancillary Agreements, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Stockholder Approval, if required, in respect of the Merger, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the transactions contemplated by such Ancillary Agreements. This Agreement and each Ancillary Agreement to which the Company is a party has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) The Board of Directors of the Company, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has, subject to Section 6.5, (i) resolved to recommend that holders of

Shares tender their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the Merger, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, and (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger. The Compensation Committee of the Board of Directors of the Company has approved the terms of the Employment Agreements and the LB Contribution Agreement as an “employment compensation, severance or other employee benefit arrangement,” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, and taken all other actions reasonably necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such agreements in accordance with Rule 14d-10(d)(2) under the Exchange Act, and the Board has determined that the Compensation Committee is composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto. The Board of Directors of the Company has approved this Agreement and the Transaction in order that the restrictions on business combinations set forth in Section 203(a) of the DGCL, and any provision of the certificate of incorporation and the by-laws of the Company that would require any corporate approval other than that otherwise required by the DGCL, shall not apply to the Transactions.

(c) Neither the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the Transactions or the transactions contemplated by such Ancillary Agreements, nor compliance by the Company with any of the terms or provisions hereof and thereof, will (i) conflict with or violate any provision of the Company Charter Documents, (ii) conflict with or violate any provision of the organizational documents of any of the Company’s Subsidiaries, except any such conflicts or violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (iii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 4.4 are made, (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (B) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party, or (C) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (iii), for such violations or defaults as would not reasonably be expected to have a Material Adverse Effect or materially delay or impede the Company’s obligations hereunder or to consummate the Transaction.

(d) The affirmative vote (in person or by proxy) of the holders of a majority of the then-outstanding Shares in favor of the adoption of this Agreement, if and to the extent required by applicable Law, (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions and the Ancillary Agreements to which the Company is a party.

Section 4.4. Governmental Approvals. Except for (a) the filing with the SEC of the Schedule TO, the Schedule 14D-9 and, if applicable, a proxy or information statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Exchange Act, and the rules of NASDAQ, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, (d) filings required under, and compliance with other applicable requirements of any other applicable jurisdiction intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), and (e) filings required under, and compliance with other applicable requirements of, the Japanese Foreign Exchange and Foreign Trade Act (Gaitame-hou) and the rules and regulations of the Tokyo Stock Exchange, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.5. Company SEC Documents; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, reports and proxy statements with the SEC from January 1, 2007 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The consolidated financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP (applied on a consistent basis during the periods involved, other than as a result of any change in GAAP) or the notes thereto, except liabilities (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of December 28, 2008 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the Transactions or (iv) as would not reasonably be expected to have a Material Adverse Effect.

(d)      (i) Since January 1, 2007, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of NASDAQ.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a 15 of the Exchange Act.

(iii) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors, and has previously disclosed to Parent, (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(e) As of the date hereof, the Company has not identified any material weaknesses in internal controls. The Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

Section 4.6. Absence of Certain Changes. Since the Balance Sheet Date, (a) through the date of this Agreement, except with respect to the Transactions, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects, in the ordinary course of business consistent with past practice, (b) there has not been any Material Adverse Effect or any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 6.4(a)(ii), (a) (iii), (a) (iv), (b), (e), (g) or (m) (other than borrowings under the Company’s Amended and Restated Credit Agreement, dated December 20, 2006, in the ordinary course of business).

Section 4.7. Legal Proceedings. Except as would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit or action against the Company or any of its Subsidiaries or any of their respective properties or assets, nor is there any injunction, order, judgment, ruling or decree imposed upon or, to the Knowledge of the Company, any continuing investigation of the Company or any of its Subsidiaries or any of their respective properties or assets, in each case, by or before any Governmental Authority.

Section 4.8. Compliance With Laws; Permits. The Company and its Subsidiaries are, and since January 1, 2007 have been, in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees, injunctions, judgments and orders of Governmental Authorities, including the Sarbanes-Oxley Act (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of all Permits, except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, since January 1, 2007, none of the research, development, testing, manufacturing, processing, handling, packaging, labeling, storage, advertising, promotion, marketing, sale or distribution the Company’s or any of its Subsidiaries’ products has failed to comply with the Federal Food, Drug and Cosmetic Act (21. U.S.C. § 801 et seq.), the rules and regulations thereunder or any analogous applicable Law of any applicable jurisdiction.

Section 4.9. Information Supplied. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the date such document or any amendment or supplement thereto is filed with the SEC or is first published, sent or given to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (if any) shall not, at (i) the date such document or any amendment or supplement thereto is filed with the SEC or is first published, sent or given to stockholders of the Company, (ii) the time of the Company Stockholders Meeting or (iii) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement.

Section 4.10. Tax Matters.

(a) Except as set forth in Section 4.10 of the Company Disclosure Schedule (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns (as hereinafter defined) required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects; (ii) all Taxes shown to be due on such Tax Returns have been timely paid (taking into account any extension of time within which to pay); (iii) no material adjustment with respect to such Tax Returns has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries; (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (v) the Company and each of its Subsidiaries has properly and timely withheld, collected and deposited all material amounts of Taxes (taking into account any applicable extension) that are required to be withheld, collected and deposited under applicable Laws; and (vi) neither the Company nor any of its Subsidiaries has any liability for income or other material Taxes of any Person (other than the Company or another Subsidiary). Neither the Company nor any of its Subsidiaries has distributed stock of a “controlled corporation” nor has stock of the Company or any of its Subsidiaries been distributed in a transaction to which Section 355 of the Code applies in the five years prior to the date of this Agreement.

(b) For purposes of this Agreement: (i) “Taxes” or “Tax” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 4.11. Employee Compensation and Benefits Matters. Section 4.11 of the Company Disclosure Schedule lists each material “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other material employee benefit plan or agreement maintained by the Company or any Subsidiary (each, a “Company Plan”). The Company has made available to Parent correct and complete (in all material respects) copies of (a) each Company Plan, (b) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Plan (if any such report was required), (c) the most recent written summary plan description for each Company Plan for which such summary plan description is required and (d) each trust agreement and insurance or group annuity contract relating to any Company Plan. Each Company Plan has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable laws, except for any instances of noncompliance that would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course) with respect to any Company Plans that would reasonably be expected to result in a material liability to the Company. There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan that has resulted, or would reasonably be expected to result, in a material liability to the Company. All Company Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or have filed a timely application therefor and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any trade or business that, together with the Company or any of its Subsidiaries, would be deemed a single employer within the meaning of Section 4001 of ERISA maintains or contributes to, or has maintained or contributed to during the previous six years, any multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) or any defined benefit plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA. No Company Plan that is a welfare benefit plan (as defined in Section 3(1) of ERISA) provides material benefits to former employees of the Company or its Subsidiaries, other than pursuant to Section 4980B of the Code or any similar Law. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)) will result in any material payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current employee of the Company or its Subsidiaries.

(a) Restrictive Covenant Agreements. All officers of the Company and employees of the Company engaged in product development who are currently actively employed or who were employed by the Company at any time during the three-year period prior to the date hereof have entered into a written agreement with the Company to maintain in confidence all confidential or proprietary information (as defined in such agreements) acquired by them in the course of their employment or service and to assign the Company all inventions made by them during such employment or service (to the extent permitted by applicable Law), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Section 409A of the Code. Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Company. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any tax incurred by such service provider pursuant to Section 409A of the Code.

Section 4.12. Labor Matters. Neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other labor union contract applicable to individuals employed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit in respect of employees of the Company or any of its Subsidiaries. The Company and each Subsidiary are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, employee classification issues and the payment and withholding of Taxes, except for any instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13. Environmental Matters. Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been in compliance with all applicable laws, regulations or other legal requirements relating to the protection of the environment or human health and safety (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries, (c) neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws and (d) since the later of January 1, 2007 or the date of acquisition of the relevant Subsidiary or property, there has been no release of any Hazardous Material into the environment by the Company or any of its Subsidiaries. Except as set forth in the last sentence of Section 4.8, this Section 4.13 constitutes the sole and exclusive representation and warranty of the Company regarding environmental and health and safety matters, or liabilities or obligations, or compliance with Laws, relating thereto.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Owned Intellectual Property. Registered Owned Intellectual Property that is material to the business of the Company and its Subsidiaries as currently operated is owned solely and exclusively by the Company or a Subsidiary, free and clear of liens other than Permitted Liens; and except as indicated on Schedule 4.14(a) of the Company Disclosure Schedule with regard to Registered Owned Intellectual Property that the Company or a Subsidiary has decided to abandon or no longer maintain, the Registered Owned Intellectual Property is valid and enforceable.

(b) Ownership; Sufficiency. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or otherwise have a valid and sufficient right to use all Intellectual Property used or otherwise exploited in the business as it is currently conducted by the Company and its Subsidiaries.

(c) Infringement. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the operation of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate or conflict with the Intellectual Property rights of any other Person, (ii) there is no action or claim currently pending, asserted or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning any of the foregoing, nor has the Company or any of the Subsidiaries received any ‘invitation to license’ letters requesting or offering that the Company or a Subsidiary acquire a license from a third party to avoid alleged infringement, and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Person is engaging in any activity that infringes, misappropriates or otherwise violates or conflicts with Intellectual Property owned by the Company or a Subsidiary that is material to the business of the Company.

(d) Protection Measures. The Company and its Subsidiaries have imposed reasonable quality controls and other reasonable and customary requirements on third parties authorized to use trademarks of the Company or a Subsidiary, adopted reasonable policies and procedures regarding their own use of trademarks and the protection of trade secrets and confidential information that are consistent with industry practice. To the Knowledge of the Company (excluding inquiry beyond those persons expressly identified in Section 9.12 of the Company Disclosure Schedule): (i) no material confidential information or trade secrets of the Company or any of its Subsidiaries have been disclosed by the Company or any of its Subsidiaries to any Person except pursuant to valid and appropriate non-disclosure and/or license agreements that have not been breached and (ii) no Person is or has been in possession of any material confidential information or trade secrets owned by or licensed to the Company, other than Persons authorized by the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (y) no confidential information or trade secrets of the Company or any of its Subsidiaries have been disclosed by the Company or any of its Subsidiaries to any Person except pursuant to valid and appropriate non-disclosure and/or license agreements that have not been breached and (z) no Person is or has been in possession of any confidential information or trade secrets owned by or licensed to the Company, other than Persons authorized by the Company.

Section 4.15. Property. Neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (except in all cases for Permitted Liens) and Encumbrances (except in all cases for Permitted Encumbrances), assuming the timely discharge of all obligations owing under or related to the leased property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and (b) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

Section 4.16. Contracts.

(a) Section 4.16 of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S K under the Securities Act or disclosed by the Company on a Current Report on Form 8 K;

(ii) with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) relate to Indebtedness and having an outstanding principal amount in excess of $2 million individually or $5 million in the aggregate;

(iv) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $5 million (other than acquisitions or dispositions of inventory in the ordinary course of business);

(v) any Contract (or series of related Contracts) with any agency or department of the United States federal government for the purchase of goods and/or services from the Company or any of its Subsidiaries which would reasonably be expected to result in payments to the Company or any of its Subsidiaries in excess of $1 million;

(vi) relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1 million;

(vii) relate to any guarantee or assumption of other obligations of any third party or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not exceed $1 million in the aggregate for all such agreements;

(viii) are license agreements pursuant to which the Company or any of its Subsidiaries is a named party and licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries, other than (A) non-exclusive licenses entered into in the ordinary course of business; and (B) license agreements for commercially available software or information technology services on customary or standard terms;

(ix) prohibits or requires the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly owned Subsidiary of the Company;

(x) any Contract which contains provisions that prohibit the Company or any of its Subsidiaries, in any material respect, from competing in any line of business or that obligate the Company or any of its Subsidiaries, in any material respect, to conduct business on an exclusive or preferential basis with any third party; or

(xi) any contract that involves the payment, in one or a series of transactions, to or by the Company of more than $5 million, taken as a whole, that contains any “most favored nation” provisions or similar provisions requiring the Company or any Subsidiary to offer to any Person any terms or conditions that are at least as favorable as those offered to one or more other Persons.

(b)      (i) Each Material Contract of the Company is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract of the Company, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Material Contract of the Company, (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract of the Company, except as does not have, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (v) to the Knowledge of the Company, no such counterparty intends to terminate, or not renew, any Material Contract of the Company, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect; and (vi) the completion of the transactions contemplated by this Agreement will not cause the expiration, termination or breach of any Material Contract of the Company, or the acceleration of any payment obligation or the alteration of any material terms of any Material Contract of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has furnished or made to available to Parent prior to the date hereof true and complete copies of all Material Contracts of the Company, including any amendments thereto.

Section 4.17. Insurance. All material insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due with respect to such insurance policies have been paid, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.18. Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co. (the “Fairness Opinion”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be paid to the holders (other than Parent, Merger Sub or any other affiliate of Parent) of Shares in the Offer and Merger pursuant to the Agreement is fair from a financial point of view to such holders. A copy of the Fairness Opinion will be made available to Parent as soon as practicable after the date hereof for informational purposes only. The Fairness Opinion has not been withdrawn or revoked or otherwise modified in any material respect.

Section 4.19. Brokers and Other Advisors. Except for Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.20. Affiliate Transactions. To the Knowledge of the Company, since January 1, 2008, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company SEC Documents publicly filed prior to the date hereof.

Section 4.21. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 5.1. Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Japan and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2. Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated by such Ancillary Agreements. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by Parent and Merger Sub of the Transactions and the transactions contemplated by such Ancillary Agreements, have been duly authorized and approved by their respective Boards of Directors and adopted by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by them of the Transactions and the transactions contemplated by such Ancillary Agreements. This Agreement and each applicable Ancillary Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, by-laws or other organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 5.3 are obtained and the filings referred to in Section 5.3 are made, (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (B) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

Section 5.3. Governmental Approvals. Except for (a) the filing with the SEC of the Schedule TO and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of NASDAQ, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, and (d) filings required under, and compliance with other applicable requirements of, the Japanese Foreign Exchange and Foreign Trade Act (Gaitame-hou) and the rules and regulations of the Tokyo Stock Exchange, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by

Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

Section 5.4. Information Supplied. The Offer Documents will not, at the date such documents or any amendment or supplement thereto, are filed with the SEC or are first published, sent or given to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion (or incorporation by reference) in the Schedule 14D-9 or the Proxy Statement will not, on the date such document or any amendment thereto is filed with the SEC or is first published, sent or given to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement.

Section 5.5. Ownership and Operations of Merger Sub. Parent owns beneficially, and a newly-established limited liability company, all of the voting interests of which are indirectly owned by Parent, owns of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 5.6. Financing. At the Initial Expiration Date and at the Effective Time, Parent or Merger Sub will, as applicable, have sufficient funds to consummate all of the Transactions, including the purchase of all of the outstanding Shares in the Offer and the Merger, and to pay all fees and expenses associated therewith which are to be paid by Parent and Merger Sub.

Section 5.7. Certain Arrangements. Except for the Ancillary Agreements, there are no Contracts between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other Transactions contemplated thereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any Transactions.

Section 5.8. Brokers and Other Advisors. Except for Merrill Lynch Japan Securities Co., Ltd., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.9. Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic data room maintained by the Company through Bowne & Co., Inc. for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transaction.

Section 5.10. Other Matters. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that (a) neither the Company nor any Person on behalf of the Company is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article IV hereof or any certificate delivered pursuant to this Agreement, and (b) none of Parent or Merger Sub has been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article IV of this Agreement or any certificate delivered pursuant to this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their respective Representatives.

ARTICLE VI.

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1. Stockholders’ Meeting.

(a) If required by applicable Law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable Law and the Company’s certificate of incorporation and by-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the Transactions (the “Company Stockholders’ Meeting”) and (ii) include in the Proxy Statement the Company Board Recommendation that the stockholders of the Company adopt this Agreement and approve the Transactions. At the Company Stockholders’ Meeting, Parent and Merger Sub shall cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of this Agreement and the Transactions.

(b) Notwithstanding the foregoing, in the event that Merger Sub shall acquire at least 90% of the then outstanding Shares (including pursuant to the Top Up Option and the transactions contemplated by the LB Contribution Agreement), the parties shall take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

Section 6.2. Proxy Statement; SEC Filings.

(a) If approval of the Company’s stockholders is required by applicable Law to consummate the Merger, promptly following the acceptance of, and payment for, the Shares by Merger Sub pursuant to the Offer, the Company shall, with the assistance and approval of Parent, file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to respond to any comments of the SEC as promptly as practicable. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of Shares and shall give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of, and requests by, the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.

(b) If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Offer Documents, the Schedule 14D-9 or the Proxy Statement so that such document would not include any misstatement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform Parent, and the Company shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(c) If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent or Merger Sub which should be set forth in an amendment or a supplement to the Offer Documents, the Schedule 14D-9 or the Proxy Statement so that such document would not include any misstatement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly inform the Company, and Parent shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

Section 6.3. Company Board Representation; Section 14(f).

(a) Promptly upon the purchase by Merger Sub of Shares pursuant to the Offer and from time to time thereafter, Merger Sub shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Merger Sub representation on the Board of Directors of the Company equal to the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this Section 6.3) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, use its reasonable best efforts to promptly take all actions necessary to, upon Merger Sub’s request, cause Merger Sub’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board of Directors of the Company or securing the resignations of incumbent directors, or both. At such times, the Company shall use its reasonable best efforts to cause persons designated by Merger Sub to constitute the same percentage as persons designated by Merger Sub shall constitute of the Board of Directors of the Company of (i) each committee of the Board, (ii) each board of directors (or other similar body) of each Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable Law. Notwithstanding the foregoing, until the Effective Time, the Company shall cause the Board of Directors of the Company to have at least two (2) directors who are (i) directors on the date of this Agreement and (ii) independent directors for purposes of the continued listing requirements of NASDAQ (such directors, the “Independent Directors”); provided, however, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Director(s) shall be entitled to elect or designate another individual who serves as a director on the date of this Agreement (provided that no such individual is an employee of the Company or any Subsidiary) to fill the vacancy, and such director shall be deemed to be an Independent Director for purposes of this Agreement.

(b) The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to fulfill its obligations under this Section 6.3, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Merger Sub shall supply in writing to the Company, and be solely responsible for, any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

(c) Following the election of Merger Sub’s designees to the Company’s Board of Directors pursuant to this Section 6.3, prior to the Effective Time, the approval of a majority of the directors of the Company then in office who neither were designated by Merger Sub nor are employees of the Company or any Subsidiary shall be required to authorize (and such approval shall constitute the authorization of the Board of Directors of the Company and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or modification of this Agreement or the certificate of incorporation or by-laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or any waiver of compliance with any condition or agreement contained herein for the benefit of the Company or any of the Company’s rights hereunder. Such directors shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling either Parent’s or Merger Sub’s obligations hereunder, and shall have the authority following the election of Merger Sub’s designees to the Company’s Board of Directors pursuant to this Section 6.3, to institute any action on behalf of the Company to enforce the performance of this Agreement in accordance with its terms.

Section 6.4. Conduct of Business. Except as contemplated or permitted by this Agreement or as required by applicable Law or as contemplated by Section 6.4 of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective reasonable efforts to preserve their business organizations intact and maintain existing relations with key customers, suppliers, employees and other Persons with whom the Company or its Subsidiaries have material business relationships. Without limiting the generality of the foregoing, and except as required by applicable Law or contemplated or permitted by this Agreement or as contemplated by Section 6.4 of the Company Disclosure Schedule, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, unless the Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)      (i) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock; provided, that the Company may issue Shares required to be issued upon exercise or settlement of Options, Restricted Shares, RSUs or other equity rights or obligations under the Company Stock Plans or Company Plans of the Company outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan or Company Plan of the Company in effect on the date hereof; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date hereof or (B) in connection with withholding to satisfy tax obligations with respect to Options, Restricted Shares, RSUs or Company Awards acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (iv) split, combine, subdivide or reclassify any shares of its capital stock;

(b)      (i) incur any Indebtedness (excluding any letters of credit issued pursuant to the Company’s Amended and Restated Credit Agreement dated December 20, 2006 in the ordinary course of business) having an outstanding principal amount in excess of (A) $1 million per individual incurrence or (B) $5 million in the aggregate or (ii) make any loans or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company), other than loans or advances to customers made in the ordinary course of business;

(c) Sell, pledge, dispose of or permit an Encumbrance to exist on, or authorize the sale, pledge, disposition or placing of an Encumbrance on any of the properties or assets of the Company or any Subsidiary, except for any and all of the following: (i) sales, leases, rentals and licenses in the ordinary course of business, (ii) pursuant to Contracts in force on the date of this Agreement, (iii) dispositions of obsolete assets, or assets whose worth does not validate their retention or maintenance, (iv) Permitted Encumbrances, (v) liens in the form of intellectual property non-exclusive licenses granted in the ordinary course of business consistent with past practice and (vi) transfers among the Company and its Subsidiaries;

(d) make capital expenditures except as budgeted in the Company’s current plan that was made available to Parent;

(e) make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person for consideration in excess of $3 million;

(f) establish, adopt or, except as required by Law, materially amend any employee benefit plan or arrangement, including, without limitation, any Company Plan, or increase in any material respect the compensation of, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or employees, other than (i) as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect on the date of this Agreement, (ii) increases in salaries, wages and benefits of employees made as a result of promotions and/or in the ordinary course of business (provided that payment by the Company of any bonus included in the Company’s current plan for fiscal year 2009 that was made available to Parent shall not be deemed a violation of this Agreement) and (iii) any such grants to and/or agreements with persons hired to fill the positions set forth in Section 6.4(f) of the Company Disclosure Schedule, provided that any such severance arrangements are consistent with past practice;

(g) except as set forth in Section 6.4(g) of the Company Disclosure Schedule, make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(h) commence or settle any material legal, arbitral or administrative proceeding, claim, suit or action;

(i) abandon or allow to lapse the Company’s rights in any material Owned Intellectual Property or sell, assign, transfer, grant any license, or enter into any covenant not to sue, under any Owned Intellectual Property other than transactions in the ordinary course of business consistent with past practice; disclose trade secret information to any Person other than Persons subject to restrictions on use and disclosure consistent with industry standards and past practices;

(j) make, or cause or permit to be made, any material Tax election or compromise or settle any material Tax liability that would affect the Company or any of its Subsidiaries after the Closing Date;

(k) amend or modify in any material respect, or terminate any Material Contract other than in the ordinary course of business consistent with past practice;

(l) amend the Company Charter Documents or organizational documents of any Subsidiary;

(m) adopt a plan or agreement of complete or partial liquidation or dissolution; or

(n) agree in writing to take any of the foregoing actions.

Section 6.5. No Solicitation; Change in Recommendation.

(a) Except as permitted by this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, shall direct each of its Subsidiaries not to, and shall use its reasonable best efforts to cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer (including any proposal or offer to the Company’s stockholders) that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal or (iii) enter into any agreement or agreement in principle with respect to a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and direct each of their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by the Company, any of its Subsidiaries or its or any of their Representatives with respect to any Takeover Proposal. The Company shall not release any Person from, or waive any provision of, and shall, to the extent possible, promptly take all steps necessary to terminate any such waiver previously granted with respect to, any confidentiality or standstill agreement to which it is a party. The Company shall promptly request each Person that has executed a confidentiality agreement that remains in effect as of the date of this Agreement in connection with such Person’s consideration of any Takeover Proposal to return (or to the extent permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of such Person’s confidentiality agreement with the Company and, if requested by Parent, to enforce such Person’s obligation to do so.

(b) Notwithstanding anything to the contrary contained in Section 6.5(a), if at any time on or after the date of this Agreement and until the purchase of Shares by Merger Sub pursuant to the Offer, the Company or its Representatives receives an unsolicited, written, bona fide Takeover Proposal from any Person or group of Persons, which Takeover Proposal was made on or after the date of this Agreement and which did not arise or result from any breach of this Section 6.5, (i) the Company and its Representatives may contact such Person or group of

Persons to clarify the terms and conditions thereof and (ii) if the Board of Directors of the Company, or any committee thereof, determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided, that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that is made available to any such Person, which was not previously made available to Parent or its Representatives; and (B) engage in or otherwise participate in discussions and/or negotiations with the Person or group of Persons making such Takeover Proposal; provided that, with respect to each of clause (A) and (B) above, the Company shall provide written notice to Parent of its intent to furnish information or enter into discussions with such Person prior to taking any such action. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement (i) currently in existence or (ii) entered into after the date of this Agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement. Notwithstanding anything to the contrary contained in Section 6.5(a), the Company shall be permitted to grant a waiver or release to any Person or group of Persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such Person or Group of Persons to submit a Takeover Proposal that the Board of Directors of the Company, or any committee thereof, determines in good faith could reasonably be expected to lead to a Superior Proposal if the Board of Directors determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) The Company shall promptly notify Parent, orally and in writing, after the receipt by the Company, any Subsidiary or any Representative of the Company or any Subsidiary of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a Takeover Proposal or any transaction that the Company believes could reasonably constitute a Takeover Proposal, including any request for discussions or negotiations, any request for information relating to the Company or any of its Subsidiaries or any request for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case, to the extent the Company believes such request could reasonably lead to a Takeover Proposal. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and the terms and conditions of such proposed Takeover Proposal. The Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing. The Company agrees that it shall keep Parent informed of the status and material details of (including discussions with respect to or amendments or proposed amendments to) (i) any such proposed Takeover Proposal, request or inquiry and (ii) any information requested of or provided by the Company (pursuant to Section 6.5(b)). Except as expressly permitted by this Section 6.5(c), the Board of Directors of the Company shall not (i)(A) change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”). Notwithstanding anything to the contrary herein, the Board of Directors of the Company may change, qualify, withdraw or modify, in any manner adverse to the Parent, the Company Board Recommendation if such Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Takeover Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under applicable Law; provided, that the Board of Directors of the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to this Section 6.5(c) unless the Company has provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Board of Directors of the Company has received a Superior Proposal promptly after the Board of Directors of the Company determines it has received a Superior Proposal, stating that the Board of Directors of the Company intends to make a Company Adverse Recommendation Change and the manner in which it intends to do so, specifying the information required to be included in any notice required to be delivered to Parent under Section 6.5(b).

(d) Nothing in this Section 6.5 shall prohibit the Board of Directors of the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside legal counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided that such disclosure states that no action will be taken by the Board of Directors of the Company in violation of this Section 6.5. In addition, it is understood and agreed that, for purposes of this Agreement (including Article VIII), a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute a Company Adverse Recommendation Change or a withdrawal or modification, or proposal by the Board of Directors of the Company to withdraw or modify, such Board’s recommendation of this Agreement or the Transactions, or an approval or recommendation with respect to any Takeover Proposal. Any Company Adverse Recommendation Change shall not change the approval of the Board of Directors of the Company for purposes of causing any state takeover statute or other state law to be inapplicable to the Transactions.

(e) As used in this Agreement, “Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

(f) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

Section 6.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Offer set forth in Annex A to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of (A) a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within 10 business days of the date hereof and (B) any notifications required by any Foreign Antitrust Laws with respect to the Transactions as promptly as practicable, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or Foreign Antitrust Laws and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and Foreign Antitrust Laws (including any extensions thereof) as soon as practicable; and (ii) the Company and Parent shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (B) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term if used in the rules and regulations of the HSR Act.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions.

Section 6.7. Financing. At the cost and expense of Parent, the Company shall and shall cause its Subsidiaries to reasonably cooperate with Parent and Merger Sub in connection with the arrangement by Parent of any financing to be consummated prior to or contemporaneously with the Offer or the Closing in respect of the transactions contemplated by this Agreement (any such arrangements, the “Financing”).

Section 6.8. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except with respect to any Company Adverse Recommendation Change or any action taken pursuant thereto, and in accordance with Section 6.5 and Article VIII, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement or rules of the Tokyo Stock Exchange or NASDAQ as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

Section 6.9. Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business and properties as Parent may reasonably request (other than any publicly available document filed by it pursuant to the requirements of Federal or state securities Laws); provided, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law, constitute a material breach of a Contract or obligation of confidentiality owing to a third-party, create a material risk of waiver of an attorney-client privilege or expose the Company to material risk of liability for disclosure of sensitive or personal information. Until the Effective Time, the information provided will be subject to the terms of the letter agreement, dated as of September 19, 2009, between the Company and Parent (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent shall not, and shall cause its Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

Section 6.10. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event, the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect; provided that any such notice by the Company shall not be deemed to have qualified or modified the representations and warranties of the Company contained in this Agreement for the purposes of determining whether the conditions specified in Article VII have been satisfied, (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, (c) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (d) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or, involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions and any other material development relating to the business, prospects, financial condition or results of operations of the Company and its Subsidiaries; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.11. Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Company and the Surviving Corporation to honor and abide by the indemnification agreements listed on Section 6.11 of the Company Disclosure Schedule, which shall survive the Transactions and continue in full force and effect in accordance with their respective terms, in each case, whether or not the Company’s insurance covers all such costs. Parent, for a period of six years after the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of directors and officers and advancement of expenses than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of each individual who, at the Effective Time is, or at any time prior to the Effective Time was, a director or an officer of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”).

(b) Parent shall bear the full cost of, and shall cause the Company to maintain in effect, for at least six years commencing on and immediately following the Effective Time, one or more director and officer tail policy(ies) as described below (collectively, the “D&O Tail Policies”). Prior to the Effective Time, the Company shall obtain one or more prepaid, fully-earned and non-cancellable D&O Tail Policies applicable on and after the Effective Time, for a period equal to, at the Company’s sole discretion, the greater of (i) six years immediately following the Effective Time and (ii) the statute(s) of limitations applicable to the acts and omissions of the directors and officers of the Company up through and including the Effective Time (the greater of such periods, the “D&O Tail Period”), in lieu of the current policies or directors and officers liability insurance maintained by the Company. Such D&O Tail Policies shall provide at least the same coverage with respect to amounts, terms and conditions, as the directors and officers liability insurance policies (including, but not limited to, both primary and any and all excess policies) maintained by the Company on the date hereof (collectively, the “Current D&O Policies”), or policies with at least the same coverage limits and amounts as the Current D&O Policies, containing terms and conditions which are no less favorable to the individuals or the Company covered by such Current D&O Policies, than the terms of such policies, so long as the Company is not required to pay a premium in excess of 200% (the dollar amount of such percentage being the “Maximum Premium”) of the last annual premium paid in the aggregate by the Company for such Current D&O Policies (which premium is set forth on Schedule 6.11(b) of the Company Disclosure Schedule). If the Company is unable to obtain, or unable to cause to be obtained, the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, it shall instead obtain as much comparable insurance as possible for a director and officer tail premium equal to the Maximum Premium for the D&O Tail Period, provided, however, that notwithstanding anything to the contrary set forth above, the Parent hereby covenants that it shall take any necessary actions to ensure that at no time shall the coverage for the Indemnities be less than the directors’ and officers’ liability insurance coverage then provided by Parent to its directors and officers. Neither Parent nor Surviving Corporation shall take, or allow to be taken, any action to terminate, or which could reasonably be expected to result in the termination of, the D&O Tail Policies, during the D&O Tail Period. Parent hereby agrees to allow the Company to arrange, with the insurance broker of the Company’s choosing, for the negotiation and purchase of the D&O Tail Policies.

(c) The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.11 applies unless (y) such termination or modification is required by applicable Law or (z) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11).

(d) Parent and Merger Sub hereby acknowledge that an Indemnitee has or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other entities and/or organizations (collectively, the “Other Indemnitors” and, individually, an “Other Indemnitor”). Parent, Merger Sub and the Company hereby agree that, with respect to any advancement or indemnification obligation owed, at any time, to an Indemnitee by Parent, Merger Sub, the Company, the Surviving Corporation or any Other Indemnitor, whether pursuant to any certificate of incorporation, by-laws, partnership agreement, operating agreement, indemnification agreement or other document or agreement and/or pursuant to Section 6.11 of this Agreement (any of the foregoing is herein an “Indemnification Agreement”) (i) the Surviving Corporation shall, at all times, be the indemnitor of first resort (i.e., its obligations to an Indemnitee shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnitee shall be secondary), (ii) it shall, at all times, be required to advance the full amount of expenses incurred by an Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or any Indemnification Agreement), without regard to any rights an Indemnitee may have against the Other Indemnitors, and (iii) it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof. Parent, Merger Sub and the Company hereby further agree that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnitee with respect to any claim for which an Indemnitee has sought indemnification from the Company or the Surviving Corporation shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnitee against the Company or the Surviving Corporation, and the Company and/or the Surviving Corporation shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnitee to the extent such amounts would have otherwise been payable by the Company or the Surviving Corporation under the Indemnitee’s indemnification agreement with the Company or under the Company Charter Documents.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.11.

Section 6.12. Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses.

Section 6.13. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 6.14. Employee Matters.

(a) For a period of eighteen (18) months following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who is employed as of immediately prior to the Effective Time (collectively, the “Company Employees”) annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits that, in each case, are no less favorable than such annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits provided to such Company Employee immediately prior to the Effective Time, provided, however, that nothing in this Agreement shall prohibit the Surviving Company from, consistent with the Company’s past practice, terminating the employment of any Company Employee or demoting any such Company Employee (with a corresponding change, if applicable and consistent with past practice, to such Company Employee’s annual base salary and base wages, cash incentive compensation opportunities and benefits) in each case for cause, and, if applicable, in accordance with the provisions of the Company Employee’s employment or other individual agreement, consistent with the Company’s past practice. Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the eighteen (18) month period following the Effective Time who are not parties to individual agreements providing severance or termination benefits with severance benefits at levels no less than the benefits provided under the Company’s severance policies in effect as of December 31, 2009, and such severance benefits shall be determined taking into account the service crediting provisions set forth in Section 6.14(b) below.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company

Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all premium, deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Immediately prior to the Effective Time, the Company shall pay each participant in any and/or all bonus plans or programs maintained by the Company and each of its Subsidiaries (each, a “Bonus Plan”), who remains employed through the Effective Time for the applicable bonus period in which the Effective Time occurs, a cash amount equal to the product of (i) the bonus award earned by such participant for the applicable bonus period in which the Effective Time occurs under the Bonus Plan (assuming a full period of performance) based upon actual or target performance, as determined in the sole discretion of the Company, and (ii) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the most recent plan period until the date on which the Effective Time occurs and the denominator of which is 360 for annual bonus plans or 90 for quarterly bonus plans, as applicable. Following the payment of pro rata bonuses as provided in the preceding sentence (the “Pro Rata Bonus”), Parent will cause the Surviving Corporation to (A) maintain a bonus plan or plans for the remainder of the year in which the Effective Time occurs on comparable terms and conditions and pursuant to comparable targets and performance measures as were in effect for such entire year, adjusted as appropriate in consultation with Leslie Blodgett and Myles McCormick to reflect performance expectations for the Company following the Transactions and (B) pay bonuses, to the extent earned, no later than 75 days following the end of the year and 30 days following the end of each quarter which ends subsequent to the Effective Time during the remainder of the year following the Effective Time, in an amount equal to the excess, if any, of (1) the bonus that was earned by the each participant for the applicable period under the Bonus Plan described in clause (i) above, taking into account the entire applicable period over (2) any Pro Rata Bonus previously paid in respect of such applicable period, provided, however, that in no case shall such amount be less than zero.

(d) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time; provided that, subject to the requirements of Section 6.14(a), nothing herein shall prohibit the Surviving Corporation from amending or terminating any particular Company Plan to the extent permitted by its terms or applicable Law.

(e) Parent acknowledges that a “change in control” or “change of control” within the meaning of each Company Plan and Company Stock Plan will occur upon the Effective Time.

(f) The provisions of this Section 6.14 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of this Agreement.

Section 6.15. State Takeover Statute. The Company and the Board of Directors of the Company (a) shall use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other Transactions contemplated by this Agreement and (b) if any state takeover Law or similar Law becomes applicable to this Agreement, the Offer, the Merger or any of the other Transactions contemplated by this Agreement, shall use reasonable best efforts to ensure that the Offer, the Merger and the other Transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Offer, the Merger and the other Transactions contemplated by this Agreement.

Section 6.16. Delisting. Parent shall cause the Company’s securities to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.1. Conditions to the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. If and to the extent required by the DGCL and the certificate of incorporation of the Company, the Company Stockholder Approval shall have been obtained;

(b) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

(c) Offer. Merger Sub or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

ARTICLE VIII.

TERMINATION

Section 8.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement and the Transactions by the stockholders of the Company:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b) by either of the Company or Parent:

(i) if the acceptance and payment for the Shares pursuant to the Offer shall not have been consummated on or before May 31, 2010 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if the failure to consummate the acceptance and payment for the Shares pursuant to the Offer on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 7.1(b), or which would enjoin, restrain, prevent or prohibit the commencement or closing of the Offer, or make the commencement or closing of the Offer illegal, shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(c) by Parent:

(i) if, due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A hereto, Merger Sub shall have (A) failed to commence the Offer within 30 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Parent or Merger Sub to perform, in any material respect, any of their material covenants or agreements contained in this Agreement, or the material breach by Parent or Merger Sub of any of their representations or warranties contained in this Agreement; provided that the failure of (y) the Antitrust Condition or (z) the condition set forth in paragraph (a) of Annex A to be satisfied shall not give rise to a termination right under part (A) or (B) of this paragraph;

(ii) if there has been a Material Adverse Effect; or

(iii)(A) the Board of Directors of the Company or any committee thereof shall have effected or resolved to effect a Company Adverse Recommendation Change or (B) the Company fails to include the Company Board Recommendation in the Schedule 14D-9; or

(d) by the Company:

(i) if Parent or Merger Sub shall have (A) failed to commence the Offer within 30 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from (y) the failure of the Company to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by the Company of any of its representations or warranties contained in this Agreement or (z) the failure of the Antitrust Condition or the condition set forth in paragraph (a) of Annex A to be satisfied; or

(ii) in order to enter into a transaction that is a Superior Proposal, if, prior to the purchase of Shares pursuant to the Offer, (A) the Board of Directors of the Company determines that it has received a Superior Proposal, (B) the Company has complied in all material respects with the requirements of Section 6.5, and (C) prior to or concurrently with such termination, the Company pays the fee due under Section 8.3.

Section 8.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 6.12, 8.2 and 8.3, Article IX, the last sentence of Section 6.8 and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any party hereto, except (a) the Company may have liability as provided in Section 8.3, and (b) nothing shall relieve any Party from liability for any breach of this Agreement prior to such termination, except as provided in Section 8.3.

Section 8.3. Termination Fee.

(a) In the event that:

(i)(A) this Agreement is terminated (y) by either party pursuant to Section 8.1(b)(i) or (z) by Parent pursuant to Section 8.1(c)(i) as a result of a failure of conditions (d) or (e) to the Offer (as set forth in Annex A hereto) to be satisfied and (B) (y) the Company enters into an agreement with respect to a Takeover Proposal within 12 months after such termination and such Takeover Proposal is thereafter consummated at any time or (z) a Takeover Proposal is consummated within 12 months after the termination of this Agreement; provided, that for purposes of this Section 8.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%;”

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(iii);

then the Company shall pay as directed by Parent the termination fee in an amount equal to $43,528,152 (the “Termination Fee”), by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b) The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated by Parent.

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions; accordingly, if the Company fails to timely pay the Termination Fee (i) the Company shall pay interest on the Termination Fee, and (ii) if, in order to obtain the payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount. The interest amounts payable pursuant to each of (i) and (ii) shall be calculated at the prime rate announced by Bank of America (or any successor thereto) plus 200 basis points, calculated from the date such payment was required to be made through the date such payment was actually made. Notwithstanding anything in this Agreement to the contrary (including Section 8.2), in the event that the Termination Fee is paid in accordance with this Section 8.3, the payment of such Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub, and their respective subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company, its Subsidiaries or any of their Representatives or Affiliates with respect to (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

Section 8.4. Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8.4.

ARTICLE IX.

MISCELLANEOUS

Section 9.1. No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 9.2. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of the Company, if required by applicable Law, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company.

Section 9.3. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.4 shall be null and void.

Section 9.5. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Ancillary Agreements and the Confidentiality

Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions set forth in Section 6.11 of this Agreement, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.7. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

Section 9.8. Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond or other security). The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Specific performance pursuant to this provision shall be in addition to any other remedy to which the parties are entitled at law or in equity.

Section 9.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled

(which is confirmed) or sent by international courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Shiseido Company, Limited

1-6-2, Higashi-shimbashi, Minato-ku

Tokyo 105-8310, Japan

Attention: Carsten Fischer, or his successor in office

Title: Chief Officer, International Business Division

Facsimile: +81-3-6218

with copies (which shall not constitute notice) to:

Shearman & Sterling LLP

Fukoku Seimei Building 5th Floor

2-2-2 Uchisaiwai-cho, Chiyoda-ku

Tokyo 100-0011

Attention: Kenneth J. Lebrun

Facsimile: +81-3-5251-1602

and to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Peter J. Lyons

Facsimile: +1 (212) 848-7179

If to the Company, to:

Bare Escentuals, Inc.

71 Stevenson Street, 22nd Floor

San Francisco, CA, 94105

Attention: General Counsel

Facsimile: (415) 520-9795

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

One International Place

Boston, MA 02210

Attention:     David C. Chapin

      Amanda McGrady Morrison

Facsimile: (617) 951-7050

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 9.11. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.12. Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or Tokyo, Japan are authorized or required by Law to be closed; provided, however, that for purposes of Section 1.1(a) of the Agreement, “business day” shall have the meaning set forth in Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act.

“Company Stock Plans” shall mean the Company’s 2004 Equity Incentive Plan, as amended, and the Company’s 2006 Equity Incentive Award Plan.

“Encumbrance” shall mean any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“Fully Diluted Basis” means after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (iii) any guarantee of any such indebtedness or debt securities of any Person other than the Company or any of its Subsidiaries or (iv) any “keep well” or other agreement to maintain any financial statement condition of any Person other than the Company or any of its Subsidiaries.

“Intellectual Property” shall mean intellectual property rights of any type or nature, however denominated, throughout the world, including, without limitation, trade secrets, trademarks, trade names, service marks, service names, mark registrations, logos, domain names, registered and unregistered copyrights, patents and patent applications, rights of privacy and publicity, and all applications and registrations therefor anywhere in the world.

“Knowledge” shall mean, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 9.12 of the Company Disclosure Schedule and such knowledge that any of those individuals would obtain after reasonable investigation.

“Liens” shall mean any pledges, claims, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Permitted Encumbrances” shall mean easements, rights-of-way, encroachments, licenses, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, (i) are not substantial in character, amount or extent in relation to the applicable Real Property and (ii) do not and would not materially and adversely impact the use (or contemplated use), utility or value of the applicable Real Property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location.

“Permitted Liens” shall mean (i) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business and (iii) such other Liens, encumbrances, licenses, or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, encumbrance, license or imperfection.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Registered” shall mean issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Representatives” shall mean, with respect to any party, such party and its subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives retained in connection with the Transactions.

“Subsidiary” when used with respect to the Company, the Surviving Corporation, Parent or any other party, shall mean any corporation, limited liability company, partnership, association, trust, joint venture or other entity of which the Company, the Surviving Corporation, Parent or such other party, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

The following terms are defined on the page of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	35
Affiliate	51
Agreement	1
Ancillary Agreements	2
Antitrust Laws	37
Award Consideration	11
Balance Sheet Date	18
Bonus Plan	43
business day	51
Certificate	8
Certificate of Merger	7
Closing	6
Closing Date	6
Code	10
Company	1
Company Acquisition Agreement	36
Company Adverse Recommendation Change	36
Company Awards	11
Company Board Recommendation	4
Company Charter Documents	14
Company Disclosure Schedule	12
Company Employees	42
Company Pension Plan	21
Company Plan	20
Company Preferred Stock	14
Company SEC Documents	17
Company Securities	14
Company Stock Plans	51
Company Stockholder Approval	16
Company Stockholders’ Meeting	29
Confidentiality Agreement	39
Contract	16
Current D&O Policies	40
D&O Tail Period	40
D&O Tail Policies	40
DGCL	4
Dissenting Shares	10
Dissenting Stockholders	10
Effective Time	7

Encumbrance	51
Environmental Laws	22
ERISA	20
Exchange Act	2
Fairness Opinion	26
Financing	38
Foreign Antitrust Laws	17
Fully Diluted Basis	51
GAAP	52
Governmental Authority	52
HSR Act	52
Indebtedness	52
Indemnification Agreement	41
Indemnitee	40
Indemnitees	40
Independent Directors	31
Initial Expiration Date	2
Intellectual Property	52
Knowledge	52
Laws	19
LB Contribution Agreement	2
License Agreement	2
Liens	52
Material Adverse Effect	13
Material Contract	24
Maximum Premium	40
Merger	1
Merger Consideration	8
Merger Sub	1
Minimum Condition	2
New Employment Agreements	1
New Plans	42
Notice of Superior Proposal	36
Offer	1
Offer Documents	3
Offer to Purchase	3
Old Plans	43
Option	11
Option Consideration	11
Other Indemnitor	41
Other Indemnitors	41
Owned Intellectual Property	52
Parent	1
Paying Agent	8
Per Share Amount	1
Permits	19
Permitted Encumbrances	52
Permitted Liens	52
Person	53
Pro Rata Bonus	43
Proxy Statement	17
Registered	53
Representatives	53
Restraints	44
Restricted Share	11
RSUs	14
Sarbanes-Oxley Act	17
Schedule 14D-9	4
Schedule TO	3
SEC	3
Securities Act	15
Shares	1
Stockholder Support Agreement	1
Subsidiary	53
Superior Proposal	37
Surviving Corporation	6
Takeover Proposal	36
Tax Returns	20
Taxes	20
Termination Fee	47
Top Up Option	5
Top Up Option Shares	5
Transactions	4
Walk-Away Date	45

Section 9.13. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature pages immediately follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SHISEIDO COMPANY, LIMITED

By:	/s/ Shinzo Maeda
Name:	Shinzo Maeda
Title:	President & Chief Executive Officer

BLUSH ACQUISITION CORPORATION

By:	/s/ Shoji Takahashi
Name:	Shoji Takahashi
Title:	Chairman & President

BARE ESCENTUALS, INC.

By:	/s/ Leslie Blodgett
Name:	Leslie Blodgett
Title:	Chief Executive Officer

Signature Page to Agreement

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act or Foreign Antitrust Laws shall not have expired or been terminated prior to the expiration of the Offer (the “Antitrust Condition”) or (iii) at any time on or after the date of this Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

(a) there shall have been instituted or be pending any Action before any Governmental Authority, or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), in either case which has the effect of making the acquisition of Shares by Parent or Merger Sub or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions;

(b) any Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the Transactions and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(c) any Material Adverse Effect shall have occurred following the execution and delivery of this Agreement that is continuing;

(d)      (i) any representation or warranty of the Company contained in Section 4.1(a) or Section 4.2(a) shall not be true and correct (except for any de minimis inaccuracy), or (ii) any representation or warranty of the Company contained in Section 4.3(a) or the first sentence of Section 4.3(b) or Section 4.6(b) shall not be true and correct or (iii) any representation or warranty of the Company contained in any other Section of the Agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein), in each of cases (i), (ii) and (iii), as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct as of such dates has not had a Material Adverse Effect;

(e) the Company shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Company to be performed or complied with by it under this Agreement;

(f) this Agreement shall have been terminated in accordance with its terms;

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(g) the New Employment Agreement with Leslie Blodgett shall have been terminated, or Leslie Blodgett shall no longer be employed as the Company’s CEO, or shall no longer be capable of fulfilling her duties in such capacity due to incapacity, disability or for any other reason;

(h) The Company or any party thereto (other than Parent or any of its Affiliates) shall have taken any action to terminate or amend any of the Ancillary Agreements that shall become effective upon the purchase of Shares pursuant to the Offer, or any of the Ancillary Agreements that are effective as of the date of this Agreement shall have been amended or terminated, or any provision thereof shall have been waived (except, in each case, with the written consent of Parent);

(i) the Company shall not have furnished Parent with a certificate signed on the Company’s behalf by its Chief Executive Officer or Chief Financial Officer attesting to the absence of the conditions set forth in items (c), (d) and (e) of this Annex A, which, in the sole discretion of Merger Sub in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent or Merger Sub.

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